Exhibit 99.1

Vermilion Energy Inc. Announces $0.19 CDN Cash Dividend for October 15, 2012 Payment Date

CALGARY, Sept. 17, 2012 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX: VET) is pleased to announce a cash dividend of $0.19 CDN per share payable on October 15, 2012 to all shareholders of record on September 28, 2012.  The ex-dividend date for this payment is September 26, 2012.  This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Western Europe and Australia.  Vermilion is targeting annual growth in production through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland.  In addition, Vermilion currently pays a monthly dividend of Canadian $0.19 per share and believes it is well positioned to continue to provide shareholders with steady growth and stable and growing dividends.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders.  Vermilion trades on the Toronto Stock Exchange under the symbol VET and over-the-counter in the United States under the symbol VEMTF.

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Dean Morrison, CFA
Director, Investor Relations
Suite 3500, 520 - 3rd  Avenue S.W.
Calgary, Alberta T2P 0R3
Phone:  (403) 269-4884
Fax:  (403) 476-8100
IR Toll Free:  1-866-895-8101
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 11:00e 17-SEP-12